UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)1

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D 10 0

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D 10 0	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dan W. Matthias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 173,786 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 173,786 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,786 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 25065D 10 0	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rebecca C. Matthias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 173,786 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 173,786 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,786 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a)	Name of Issuer:

Destination Maternity Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

456 North Fifth Street Philadelphia, PA 19123

Item 2	(a)	Name of Person Filing:

Dan W. Matthias Rebecca C. Matthias

Item 2	(b)	Address of Principal Business Office:

Dan and Rebecca Matthias: c/o Destination Maternity Corporation 456 North Fifth Street Philadelphia, PA 19123

Item 2	(c)	Citizenship:

Dan and Rebecca Matthias: United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

25065D 10 0

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j) Not applicable	☐ Group, in accordance with §13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned

(1): Dan W. Matthias holds 19,475 shares purchasable upon the exercise of stock options, and 5,082 shares owned solely by Mr. Matthias. Rebecca C. Matthias holds 98,475 shares purchasable upon the exercise of stock options, and 50,754 shares owned solely by Ms. Matthias. Collectively, as husband and wife, Dan and Rebecca Matthias beneficially own an aggregate of 173,786 shares of Common Stock.

(b) Percent of class (1) (2):

Dan Matthias owns 0.4% of the class and Rebecca Matthias owns 2.4% of the class. Collectively, as husband and wife, Dan and Rebecca Matthias own 2.8% of the class.

(c) Number of shares of Common Stock as to which each of Dan W. Matthias and Rebecca C. Matthias has:

(i) Sole power to vote or to direct the vote (1):

0

(ii) Shared power to vote or to direct the vote (1):

173,786

(iii) Sole power to dispose or to direct the disposition of (1):

0

(iv) Shared power to dispose or to direct the disposition of (1):

173,786

(1) Shares beneficially owned are reported as of the date of filing of this Schedule 13G/A.

(2) Calculated on the basis of 6,192,911 shares of Common Stock outstanding on December 7, 2009, according to the Form 10-K of the Issuer filed on December 14, 2009.

Item 5	Ownership of Five Percent or Less of a Class. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification. Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

By:	/S/ DAN W. MATTHIAS
Name:	Dan W. Matthias

By:	/S/ REBECCA C. MATTHIAS
Name:	Rebecca C. Matthias